

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 2, 2015

<u>Via E-mail</u>
Mr. Joshua Kornberg
President, Chief Executive Officer and Director
Skyline Medical Inc.
2915 Commers Drive, Suite 900
Eagan, Minnesota 55121

> **Re: Skyline Medical Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **Form 10-Q for the Quarterly Period Ended September 30, 2015**
> **Filed November 13, 2015**
> **File No. 001-36790**

Dear Mr. Kornberg:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-Q for the Quarterly Period Ended September 30, 2015</u>

<u>Exhibit 32.1</u>

1.	We note that your certifications refer to the Form 10-Q for the quarter ended June 30, 2015. Please file an amendment to your Form 10-Q for the period ended September 30, 2015 that includes the entire filing, including Exhibit 31 certifications, together with corrected Exhibit 32 certifications that refer to the proper period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Lynn Dicker for

Kevin Kuhar
Accounting Branch Chief
Office of Electronics and Machinery